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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    Form 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of October, 2003


                        Commission File Number 000-29103


                          ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)
                                 Not Applicable
                 (Translation of registrant's name into English)


                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)
                               5 Yishun Street 23
                                Singapore 768442
                                 (65) 6824-7888
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F  x  Form 40-F
                                   ---           ---


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes       No  x
                                   ---      ---



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      ST ASSEMBLY TEST SERVICES LTD

                                      By:



                                      /s/ Tan Lay Koon
                                      ------------------------------------------
                                      Name  :Tan Lay Koon
                                      Title :President & Chief Executive Officer
                                      Date  : 29 Oct, 2003


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CORPORATE RELEASE


                      STATS PRICES US$115 MILLION OFFER OF
                   CONVERTIBLE NOTES DUE 2008 AND 83,389,375
                                ORDINARY SHARES

Singapore, October 29, 2003 - ST Assembly Test Services Ltd ("STATS" - NNM: STTS and SGX: ST Assembly), a leading independent semiconductor test and advanced packaging service provider today announced that it has completed an offering of US$115 million principal amount of Convertible Notes due 2008 and a concurrent offering of 83,389,375 ordinary shares.

The convertible notes have a yield to maturity of 4.25%. The notes will be convertible into STATS' ordinary shares or, subject to certain limitations, American Depositary Shares (ADSs) (each of which represents ten ordinary shares) at a conversion price of S$3.05 per ordinary share (at a fixed exchange rate on conversion of S$1.7403 = US$1.00). STATS may also elect to satisfy its obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. Application has been made to the Singapore Exchange for the listing of the notes and the ordinary shares to be issued upon conversion of the notes. Settlement is expected to be on November 7, 2003 in Singapore.

All or a portion of the notes may be redeemed by STATS at any time on or after November 7, 2006 at a price to yield 4.25% per year to the redemption date if the closing price of STATS' ordinary shares or ADSs is at least 130% of the conversion price. Convertible note-holders may require STATS to repurchase all or a portion of their convertible notes on November 7, 2007 at a price equal to 118.32% of the principal amount of the convertible notes being redeemed (which would include redemption interest). The notes were placed to institutional and sophisticated investors outside the United States.

The ordinary shares were priced at S$2.40. The ordinary shares were placed to institutional and other sophisticated investors outside the United States. Application has been made to the Singapore Exchange for the listing of the 83,389,375 ordinary shares. Settlement for the ordinary shares is expected to be on November 5, 2003.

The net proceeds from the offerings will be used for general corporate purposes, including funding of capital expenditures, which may include the purchase of test and assembly equipment, and acquisitions and investments.

This press release is not an offer of securities for sale in the United States, Singapore or elsewhere. Securities may not be sold in the United States unless they are registered or are exempt from registration. STATS does not intend to register any portion of this


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offering in the United States under the Securities Act of 1933, as amended, or in Singapore or to conduct a public offering in the United States or in Singapore except pursuant to an exemption under Sections 274, 275 and 277 of the Securities and Futures Act, Chapter 289 of Singapore. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the Company and its management, as well as financial statements. Copies of this press release are not being, and should not be, distributed in or sent into the United States.

It may be unlawful to distribute this press release in certain jurisdictions. This press release is not for distribution in Canada, Japan or Australia. The information in this press release does not constitute an offer of securities for sale in Canada, Japan or Australia.


ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)

ST Assembly Test Services Ltd. ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Japan, China and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and is in the Morgan Stanley Capital International
(MSCI) Index and the Straits Times Industrial Index. Further information is available at www.stts.com

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated 31 March 2003. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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SINGAPORE CONTACTS :

Elaine Ang                                                    Khor Hwee Eng
Manager, Investor Relations / Corporate Communications        Senior Communications Executive
Tel : (65) 6824 1738, Fax : (65) 67207828                     Tel : (65) 6824 1291, Fax : (65) 67207828
email : angelaine@stats.st.com.sg                             email: khorhweeeng@stats.st.com.sg


US CONTACTS :

Drew Davies                                                   Lisa Lavin
Director, Investor Relations                                  Marcom Manager
Tel : (408) 586 0608, Fax : (408) 586 0652                    Tel : (208) 939 3104, Fax : (208) 939 4817
email : daviesd@statsus.com                                   email : lavinl@statsus.com

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